Exhibit 99.1

biogen idec                                                    elan



For More Information Contact:

MEDIA CONTACTS:
Biogen Idec                               Elan
Amy Brockelman                            Anita Kawatra
Ph: 617 914 6524                          Ph: 212 407 5755
                                          800 252 3526

INVESTOR CONTACTS:
Biogen Idec                               Elan
Elizabeth Woo                             Emer Reynolds
Ph: 617 679 2812                          Ph: 353 1 709 4000
                                          800 252 3526



  BIOGEN IDEC AND ELAN ANNOUNCE INTENTION TO SUBMIT ANTEGREN(R)FOR APPROVAL FOR
                          MULTIPLE SCLEROSIS IN EUROPE

Cambridge, MA, San Diego, CA, and Dublin, Ireland - March 23, 2004 -Biogen Idec and Elan Corporation, plc today announced that they intend to submit to the European Agency for the Evaluation of Medicinal Products (EMEA) an application for approval of ANTEGREN(R) (natalizumab) as a treatment for multiple sclerosis
(MS). The companies expect to submit the filing in the summer of 2004.

The decision to file was made after discussion with European regulatory officials, based on one-year data from the ongoing Phase III trials in MS. The companies are committed to completing these two-year trials. To protect the integrity of these trials, the companies are not disclosing the one-year data at this time.

Biogen Idec and Elan are collaborating equally on the development of natalizumab in MS, Crohn's disease, and rheumatoid arthritis. In February, the two companies announced they


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expect to submit a Biologics License Application (BLA) for natalizumab in MS with the U.S. Food and Drug Administration (FDA) mid-year 2004.

About ANTEGREN (natalizumab)

Natalizumab, a humanized monoclonal antibody, is the first alpha-4 antagonist in the new SAM (selective adhesion molecule) inhibitor class. The drug was designed to selectively inhibit immune cells from leaving the bloodstream and to prevent these cells from migrating into chronically inflamed tissue as occurs in a variety of inflammatory diseases. To date, approximately 2,800 patients have received natalizumab in clinical studies. In previous clinical trials, the following adverse events occurred more commonly with natalizumab when compared to placebo: headache, nausea, abdominal pain, infection, urinary tract infection, pharyngitis and rash. Serious adverse events have included infrequent hypersensitivity-like reactions.

About Biogen Idec

Biogen Idec (NASDAQ: BIIB) creates new standards of care in oncology and immunology. As a global leader in the development, manufacturing, and commercialization of novel therapies, Biogen Idec transforms scientific discoveries into advances in human healthcare. For product labeling, press releases and additional information about the company, please visit http://www.biogenidec.com.

About Elan

Elan Corporation, plc is a neuroscience-based biotechnology company that is focused on discovering, developing, manufacturing and marketing advanced therapies in neurology, autoimmune diseases, and severe pain. Elan (NYSE: ELN) shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

Safe Harbor/Forward Looking Statements

This press release contains forward-looking statements regarding the companies' intent to file with the EMEA for approval of ANTEGREN (natalizumab) and the potential of ANTEGREN as a treatment for MS. These statements are based on the companies' current beliefs and expectations. Drug development involves a high degree of risk. Factors which could cause actual results to differ materially from the companies' current expectations include the risk that


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unexpected concerns may arise from additional data or analysis or that regulatory authorities may require additional information or further studies or that the companies may encounter other unexpected delays or hurdles. For more detailed information on the risks and uncertainties associated with the companies' drug development and other activities, see the periodic reports of Biogen Idec Inc. and Elan Corporation, plc filed with the Securities and Exchange Commission. The companies assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.